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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Infinity Pharmaceuticals, Inc.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities)
45665G 30 3
(CUSIP Number) Anthony M. Roncalli Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 17, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Beacon Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 3,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Rosebay Medical Company L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 3,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 4 of 9 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by Beacon Company, a Delaware general partnership (“Beacon”), and Rosebay Medical Company L.P., a Delaware limited partnership (“Rosebay”, and together with Beacon, the “Reporting Persons”), to amend the Schedule 13D originally filed by the Reporting Persons on December 1, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on January 16, 2009, and as further amended by Amendment No. 2 to the Schedule 13D filed on July 2, 2012 (collectively, the “Schedule 13D”), with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of Infinity Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 780 Memorial Drive, Cambridge, MA  02139.

In accordance with Exchange Act Rule 13d-2, this Amendment No. 3 amends and supplements only information that has materially changed since the July 2, 2012 filing of Amendment No. 2 to the Schedule 13D.

Item 4.	Purpose of Transaction.

(f)           As previously disclosed in the Schedule 13D, (i) on November 19, 2008, the Issuer entered into Strategic Alliance Agreements (the “Strategic Alliance Agreements”) with Mundipharma International Corporation Limited, an Associated Company of the Reporting Persons (“MICL”), and Purdue Pharmaceutical Products L.P., also an Associated Company of the Reporting Persons (“PPPLP”), to develop and commercialize pharmaceutical products.

On July 17, 2012, the Issuer entered into Termination and Revised Relationship Agreements with each of MICL and PPPLP (together, the “Termination and Revised Relationship Agreements”), pursuant to which the parties restructured their strategic alliance by mutual agreement.  Under the terms of the Termination and Revised Relationship Agreements, the Issuer reacquired all worldwide development and commercialization rights for the pharmaceutical products covered by the Strategic Alliance Agreements, and MICL and PPPLP will no longer provide research and development funding to the Issuer. MICL and PPLP are entitled to receive royalties on product sales for programs previously included in the Strategic Alliance Agreements.

In connection with the Termination and Revised Relationship Agreements, the Issuer entered into, on July 17, 2012, a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Purdue Pharma L.P., an Associated Company of the Reporting Persons (“PPLP”), and the Reporting Persons, pursuant to which the Issuer agreed to issue and sell 5,416,565 shares of its Common Stock (the “New Shares”), to PPLP for aggregate consideration of $78,540,191.  Such consideration will be composed of (i) conversion and cancellation of an amount equal to $51,040,191 of principal and interest due and owing to PPLP under a promissory note issued to PPLP pursuant to Line of Credit Notes issued pursuant to that certain Line of Credit Agreement, dated November 19, 2008, between the Issuer and PPLP, directly and as assignee of PPPLP (the “Line of Credit Agreement”), and (ii) the payment of $27,500,000 in cash by PPLP.  The sales will occur at a closing (the “Closing”), to take place following the satisfaction of certain closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 5 of 9 Pages

Antitrust Improvements Act of 1976.  At the Closing, the Line of Credit Agreement will terminate in its entirety.

Pursuant to the Securities Purchase Agreement, as of July 17, 2012, the right to attend meetings of the Issuer’s Board of Directors held by PPLP and PPPLP and their Associated Companies under a prior securities purchase agreement between the Issuer, PPLP and PPPLP also terminated.

In addition, for five years following the Closing, the Reporting Persons and their Associated Companies holding Common Stock have agreed to be present at each regular or special meeting of the Issuer’s stockholders and to vote all of their shares of Common Stock as recommended by the Issuer’s Board of Directors in the proxy materials mailed to the Issuer’s stockholders in connection with such meeting, except that with respect to any proposal to amend the Issuer’s corporate charter or approve certain extraordinary transactions, all shares of Common Stock owned by the Reporting Persons and their Associated Companies that are not New Shares will be voted by the Reporting Persons and their Associated Companies in proportion to the manner in which all of the Issuer’s stockholders (other than the Reporting Persons and their Associated Companies) vote in respect of such proposal, regardless of the recommendation of the Issuer’s Board of Directors.

The above transactions are described further in the Issuer’s Form 8-K filed on July 19, 2012, and the Termination and Revised Relationship Agreements and the Securities Purchase Agreement are filed as exhibits thereto in their entirety.

Except as provided above and in the Schedule 13D, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer’s Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

	Beacon		Percent of a Class
(a)	Amount beneficially owned: 3,000,000		11.2%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 3,000,000	11.2%
	(ii)	Shared power to vote or direct the vote: -0-	--
	(iii)	Sole power to dispose or direct the disposition: 3,000,000	11.2%

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 6 of 9 Pages

	(iv)	Shared power to dispose or direct the disposition: -0-	--
	Rosebay		Percent of a Class
(a)	Amount beneficially owned: 3,000,000		11.2%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 3,000,000	11.2%
	(ii)	Shared power to vote or direct the vote: -0-	--
	(iii)	Sole power to dispose or direct the disposition: 3,000,000	11.2%
	(iv)	Shared power to dispose or direct the disposition: -0-	--
(c)	Since the filing of Amendment No. 2 to Schedule 13D on July 2, 2012 the following events occurred:
	See Item 4 above.
(d)	Not applicable
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Exchange Act.

Exhibit 1.            Joint Filing Agreement Pursuant to Rule 13d-1(k).

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2012	BEACON COMPANY
	By:	/s/ Anthony M. Roncalli
Anthony M. Roncalli Assistant Secretary
ROSEBAY MEDICAL COMPANY L.P.
	By:	Rosebay Medical Company, Inc., its general partner
	By:	/s/ Frank S. Vellucci
Frank S. Vellucci Assistant Secretary

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement Pursuant to Rule 13d-1(k).

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Exhibit 1

Exhibit 1

Joint Filing Agreement
Pursuant to Rule 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the beneficial ownership of the undersigned of shares of Common Stock, par value $0.001 per share, of Infinity Pharmaceuticals, Inc., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.  Each of the undersigned hereby disclaims beneficial ownership of the securities in Infinity Pharmaceuticals, Inc. beneficially owned and/or held by the other party.  The information set forth in the Schedule 13D shall not be deemed an admission by either of the undersigned persons that such person is the beneficial owner of securities beneficially owned and/or held by the other undersigned person for purposes of Sections 13(d) and 13(g) of the Act or any other purpose.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of date first written above.

Dated: December 1, 2008	BEACON COMPANY
	By:	Stanhope Gate Corp., its managing general partner
	By:	/s/ Steven A. Meiklejohn
Steven A. Meiklejohn Director
ROSEBAY MEDICAL COMPANY L.P.
	By:	Rosebay Medical Company, Inc., its general partner
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President